Filed by Mercantile Bankshares Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company:  James Monroe Bancorp, Inc.
Commission File Number:  000-32641

Date:  May 9, 2006

This filing relates to a proposed merger between Mercantile Bankshares Corporation (“Mercantile”) and James Monroe Bancorp, Inc. (“James Monroe”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 2006.

The following is a transcript of the Annual Meeting of Shareholders held by Mercantile. The transcript is also posted on Mercantile’s internet website, www.mercantile.com, and made available through telephone and webcast replay. During the course of this Annual Meeting of Shareholders, we may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Our actual financial results and specific events and transactions could differ materially from those described during the call, due to numerous factors, which include, but are not limited to:  the receipt and timing of regulatory approvals for the transaction; the possibility that this transaction will not close; the possibility that James Monroe stockholders may fail to approve the transaction; the individual risks facing each business; the possibility that integration following closing will prove more difficult than expected; and the risks to the economy and our respective businesses of possible social, political conditions such as war, political unrest or terrorism or natural disasters.

More information about potential factors which could affect business and financial results is discussed in Mercantile’s reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, filed with the Securities and Exchange Commission, and available on the SEC’s internet site at www.sec.gov.

Mercantile has filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the merger with James Monroe. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decisions with respect to the merger, as these materials contain important information. A definitive proxy statement/prospectus will be sent to James Monroe stockholders seeking their approval of the merger and the other transactions contemplated thereby. These documents may be obtained free of charge at the SEC and Mercantile internet sites as previously noted, or by contacting the Investor Relations department of Mercantile.

Other information regarding the participants in the proxy solicitation and the description of their direct or indirect interests via security holdings or otherwise is contained in the proxy statement/prospectus and other relevant materials filed with SEC.

Mercantile Bankshares
Annual Shareholders Meeting — May 9, 2006

Presentation

Operator: Good morning. My name is Jackie, and I’ll be your conference facilitator today. At this time, I would like to welcome everyone to the Mercantile Bankshares 2006 Annual Meeting of Shareholders.

[OPERATOR INSTRUCTIONS].

Ned Kelly: Thank you. Reflective of the new times, as you can probably tell, we are webcasting this annual meeting. I’m not sure; it may be the first time we’ve done it at least to my memory. I’d be grateful if the meeting could come to order and like to welcome you here this morning. As you know, I am Ned Kelly, Chairman of the Board of your corporation. This is our 36th Annual Meeting. Mr. John Unger will act as the Secretary of the Meeting and will record the proceedings.

In order to conduct the meeting in an orderly fashion, we will follow the order of business as indicted on the agenda distributed at the meeting. I may limit the length of questions or discussion, the number of questions a particular person may raise, or take whatever steps are necessary to ensure that the business of the meeting is properly transacted without burdening the meeting.

If stockholders have questions please go to the microphone in the center of the room. I will recognize stockholders who wish to ask questions relating to matters on the Agenda as each item is raised. Questions relating to other matters relevant to your corporation may be asked during the general discussion period which will follow the voting on the nominations and proposals.

Questions should be directed to me, and no one may address the meeting until recognized by me. When you are recognized, please give your full name and address and state whether you’re a stockholder or attending the meeting as a Proxy for a stockholder. Mr. Unger, was notice of the meeting duly and properly mailed?

John Unger: It was, Mr. Chairman. I have a certificate to that effect from American Stock Transfer and Trust Company, the corporation’s agent.

Ned Kelly: The certificate will be filed with the records of the meeting. I have appointed Mr. Joseph Jennings, a representative of American Stock Transfer and Trust Company as Inspector. The Inspector has submitted his Oath as such, duly subscribed by him, and the Secretary is directed to file with the records of the meeting. If there is anyone present with a Proxy to be recorded, please hand it to the Secretary. Mr. Unger, is there a quorum present?

John Unger: Yes, Mr. Chairman, there are present in person, or represented by Proxy, stockholders holding a minimum of 101,712,023 shares of the common stock, or approximately 82.49%, of the issued and outstanding stock entitled to vote. Each share of the common stock is entitled to one vote per share.

Ned Kelly: I declare a quorum present and the meeting ready for business. Before we begin, I’d like to make a few preliminary comments. The audio portion of this meeting is being broadcast by telephone dial-in and by webcast, as I mentioned earlier. Those who choose to listen by phone or through the Internet will not be deemed to be in attendance at this meeting in person, will not be able to ask questions, and will receive only the audio portion of the meeting.

In order to vote at the Annual Meeting, you must have either authorized a valid Proxy or be in attendance today and vote in person. As disclosed in the Corporation’s Proxy statement, an audio replay of this meeting will be available by telephone or by Internet beginning at noon today until May 23rd.

During the question-and-answer parts of this meeting, I and other representatives of Mercantile may make statements that constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements encompass any estimate, prediction, opinion, or statement of belief. These statements are based on current expectations and assessments of potential developments affecting market conditions, interest rates, and other economic conditions, and results may ultimately vary from the statements made during this meeting.

For a discussion of some of the factors that could affect Mercantile’s future results, you should see the cautionary statements on the pages beginning at page 12 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Also I would ask that when you ask questions that you bear in mind our responses may be limited by considerations imposed by the requirements of the SEC’s Regulation FD. The reading of the minutes of the last meeting of stockholders is now in order unless there is a motion to waive reading of the minutes.

Unidentified Participant: So moved.

Ned Kelly: Is there a second?

Unidentified Participant: Second.

Ned Kelly: It has been moved and seconded that the reading of the minutes be waived. All those in favor of the motion please say ‘aye’.

Unidentified Speakers: Aye.

Ned Kelly: Opposed?  The ayes have it and the motion is carried. As indicated by the Agenda we will consider first the election of seven Class 1 directors to serve until the 2009 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

Second, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2006 fiscal year.

Third the approval of the Mercantile Bankshares Corporation Annual Cash Incentive Plan.

Fourth, the amendment to the Corporation’s charter to increase the authorized share of the Corporation’s common stock from 130 million to 200 million. After this the vote on these matters will be taken. The nominations of directors is now in order. You’ve seen the Proxy statement listing the seven nominees proposed for election this year. Will Mr. Unger please read the names of the seven nominees?

John Unger: Nominees are R. Carl Benna, George L. Bunting, Jr., Darrell D. Friedman, Robert A. Kinsley, Alexander T. Mason, Christian H. Poindexter, and James L. Shea.

Ned Kelly:  I hereby declare them duly nominated. No other persons have been nominated under the procedures required by the bylaws and explained in the Proxy statement therefore I declare the nominations closed.

The next item of business is the ratification of the appointment of Ernst & Young LLP to audit the financial statements of the corporation for 2006.

Will Mr. Unger please read the resolution?

John Unger: Resolved that the appointment of Ernst & Young LLP as the independent registered public accounting firm to audit the financial statements of Mercantile Bankshares Corporation for 2006 is ratified.

Ned Kelly: The chair will entertain a motion to adopt the resolution?

Unidentified Participant: I move the adoption of the resolution.

Ned Kelly: Is there a second?

Unidentified Participant: Second.

Ned Kelly: It has been moved and seconded that the resolution ratifying the appointment of Ernst & Young LLP as read by the Secretary be adopted. As stated in the Proxy statement if a resolution is not adopted the audit committee may appoint other independent auditors or may decide to retain Ernst & Young, nevertheless. Mr. David Farrell, a representative of Ernst & Young LLP is present. David, would you please stand?  Thank you.

In addition, Kimberly Lindley, a representative of PricewaterhouseCoopers, the Corporation’s independent registered public accounting firm from 1979 through 2004 is present. Kim, would you please stand?  Thank you. I’d also like to thank Pricewaterhouse for their long service to the corporation and Kim in particular for her service over the past couple of years.

The next item of business is the approval of the Mercantile Bankshares Corporation Annual Cash Incentive Plan. Will Mr. Unger please read the resolution?

John Unger: Resolved that the Mercantile Bankshares Corporation Annual Cash Incentive Plan in the form attached to the corporation’s Proxy statement is hereby approved.

Ned Kelly: Chair will entertain a motion to adopt the resolution?

Unidentified Participant: I move the adoption of the resolution.

Ned Kelly: Is there a second?

Unidentified Participant: Second.

Ned Kelly: It has been moved and seconded that the resolution approving the Mercantile Bankshares Corporation Annual Cash Incentive Plan be adopted. The next item of business is the approval of the amendment to the Corporation’s charter to increase the authorized shares of the Corporation’s common stock from 130 million to 200 million. Mr. Unger, please read the resolution.

John Unger: Resolved that the amendment to the Corporation’s charter to increase the authorized shares of the Corporation’s common stock from 130 million to 200 million is hereby approved.

Ned Kelly: Chair will entertain a motion to adopt the resolution?

Unidentified Participant: I move the adoption of the resolution.

Ned Kelly: Is there a second?

Unidentified Participant: Second.

Ned Kelly: It has been moved and seconded that the resolution approving the amendment to the Corporation’s charter to increase the authorized shares of the Corporation’s common stock from 130 million to 200 million.

We will now proceed to ballot for these matters. It will not be necessary for those of you who have mailed or handed in your proxies to cast the ballot on these or any other matters that may be voted on at this meeting. Your stock will be voted in accordance with the instructions given in your Proxy. Or if no instruction was given for each of the nominees for director and for each of the three other proposals. Voting will be by Proxy ballot or individual ballot only. Are there any stockholders present who have not voted and who wish to vote?

Has every stockholder present who so desires voted, either by ballot or submitted a Proxy?  Since all the stockholders desiring to vote have voted I declare the polls closed. While the vote is being tallied I will address the meeting and then answer questions.

Again, I’d like to welcome you to the Annual Meeting. You’re very kind to attend. I will be brief since I think I know most of you and you’ve heard me say much of what I’m about to say before. I think as you know 2005 was a great year for Mercantile. We had increased net income for the 30th consecutive year. We increased our dividends for the 29th consecutive year. Our net income was up 20.4% 2005 over 2004.

The diluted net income per share was up 17.7%. Our credit quality ratios remained at historic low levels and very favorable compared to the industry. Our stock was up slightly more than 8% last year following a nearly 15% increase in 2004, and in January, as most of you know, we split the stock 3 for 2 and in fact increased the dividend marginally in order to account for a rounding issue.

2006 is going to be a more difficult year. I think that’s for a variety of reasons. One is as many of you read, competition in the banking industry generally is intensifying. That competition is reflected in competition not only for loans but also for deposits. The rate environment during 2006 is likely to be less favorable for us than it was in 2005. With at least hints that the Feds might pause at a minimum, if not stop increasing rates.

Credit quality will inevitably be — will inevitably turn. I’ve been saying for at least a year that it couldn’t get any better. It has gotten better. I’m old enough to know and to remember times when it wasn’t quite so good and those times will inevitably re-emerge. Year-over-year comparisons given the numbers that I referred to earlier are going to be extremely difficult for us. I’m not sure that the banking industry is an industry where anyone should grow consistently at 18% to 20% a year.

Growth has hazards associated with it. We certainly have established a strong trajectory and we’re going to work hard to continue to do that,  admittedly, in a more difficult environment. We’ll certainly have to be disciplined on expenses given the revenue challenges that we face and in my view which I’ve been telling our investors for some time is that given Mercantile’s franchise we can afford to be slow for a while but we can’t afford to be stupid and we’re going to do our level best not to do that.

One very positive development during the first quarter of this year was that we announced the acquisition of James Monroe which as many of you know is the bank in Northern Virginia. That’s the second acquisition we’ve done in Northern Virginia in the last couple of years. Monroe obviously adds to our franchise in Northern Virginia which is an important new market for us. It makes sense for us financially. We project that it will be accretive in the first full year of operations. They are in very good markets that I think are well-suited to the kind of banking that we offer.

And most importantly in any transaction we were able to acquire some very good people who I think will allow us to leverage our presence there and continue to grow the firm going forward. We plan to focus very intently on executing during 2006 and building long-term value which has been our objective over the past several years. With that, I’d be happy to answer any questions anybody might have.

Question and Answer Session

Ned Kelly: Yes, ma’am.

Debra Fielca: My name is Debra Fielca (ph). I’m a trustee for the Catherine R. Sollers Living Trust and we’re very minor stockholders in your very large corporation. But I do have a question if I can. It’s been a very impressive expansion into retail banking and consolidation using some of these firms although some people outside the industry predicted you were going to get in over your heads paying for things. It seems to have been very successful so far. My concern as a real estate owner and as someone who has children in their 30s now buying is the percentage of loans in the retail operation.

Since you have an increase of apparently almost 2 million new loans this last year how exposed are you in the interest-only arm less than 5-year sector of the market and what strategies do you all envision for minimizing losses should this go bad?  Thank you.

Ned Kelly: Thank you very much. I appreciate your very kind comment. With respect to your second question it’s very timely. I think people in the industry generally are worried about real estate exposure, as you know, given the markets in which we operate real estate in one form or another whether it’s residential or commercial is a very important part of our business.

As you also probably know at least with respect to the retail mortgage business, we are not very large players. It’s a very small part of our balance sheet. Many of the loans that we originate we effectively sell to other parties who frankly, in my view, are better able to manage the risk associated with those loans. So at the end of the day I think our exposure to a dislocation in the residential real estate market at least with respect to our direct exposure is much more limited than most. That’s not to say to the extent that the real estate markets soften that we have exposure because as you know we do have substantial loans to a number of developers and frankly our growth in many respects as it has been for banks that operate in this region has been dependent on the strength in those markets.

I think the early signs are that it’s holding up pretty well. As you know there’s been a slowing in sales velocity and inventory of houses has increased. As near as we can tell there have not been many price breaks yet but inevitably if you have increased inventories and slower sales combined with people having more leverage than they might like to have in a rising rate environment you suspect that prices will break at some point and I’m sure they will.

My suspicion is at least based on what we see today that it’s unlikely to be severe and as I said given our limited exposure to the residential retail market in particular we would be relatively well positioned. Thank you for your question.

Yes, sir.

John Lynch: John Lynch from Annapolis, Maryland. I’m a shareholder. I want to congratulate also the Board of Directors and the bank for the great year you had last year. Your Annual Report, I started to get anxious when I read this comment. The combination of new — this is about Northern Virginia.

Ned Kelly:  Yes sir.

John Lynch: “The combination of new entrants and existing firms’ determination to defend their positions creates a difficult environment from both a growth and return perspective.”  What does Mercantile bring that would enable us to thrive in that intensely competitive banking market over there?

And my second question has to do with the issuance of the new — authorizing the issuance of new shares. Is there one over-riding reason that the Board of Directors had for wanting to do that at this time?  Thank you.

Ned Kelly: Those are both very good questions, and I’ll try and take them in order. As you know, I think you were reciting from my letter to stockholders. That is a view, as you know, that I hold. I think the fact is that not only do you have people wanting to get into Washington because it’s so attractive. You have existing players who are interested in keeping them out or at least blunting the thrust that they’re making to get in.

One of the reasons that we’re as interested in Virginia as we are, is that it is, as you know, contiguous to our existing markets. We’ve had a position in Virginia for some time. It seems small now relative to the rest of the firm, but given the growth that has been experienced there and the nature of the demographics, we thought it made perfect sense for us to enter that market.

Your question about what competitive advantage we offer, and then I want to come back to the growth in the return aspect of it. It’s a market from a structural standpoint, that I think makes a lot of sense for us. As you know, we’ve made a very good living and generated very good returns for shareholders in Maryland, especially as small and middle market commercial lenders. Obviously that commercial lending has different aspects to it including real estate, which was mentioned earlier, but by and large, we thrive on credits that are $2 million to $10 million, relatively small firms but we know them. Established relationships where we’re confident with the credit quality and believe that ultimately we can build a relationship over time and grow with them.

As you know, the Washington market is not an intensely corporate market. In fact, it is composed of a lot of small middle-market businesses. We believe that it’s tailor-made for the kind of banking we do, that people are looking for relationships rather than an offering of commodities, which is by and large, what some people experience they get from larger banks. We believe that we can do business effectively there. The other good news from our standpoint is that the range of competitors in Washington is not far different from those we’ve confronted and dealt with historically in Maryland. We feel that we know them reasonably well. We feel that we’ve been able to carve out a living in Maryland and we suspect over time, particularly as we build critical mass in Virginia, we’ll be able to do it then.

Now your second point, as I said earlier, to the extent that competition is too intense and dampens returns, our instinct obviously has been to dial back on growth. In other words, I think that the biggest risk that any firm faces is growing, notwithstanding the signs that may exist either with respect to credit quality or the signs of returns that you’re able to generate, but we monitor very carefully growth against those returns and try to strike a balance, which makes sense for us. Difficult environment currently, we hope that environment will change. It will inevitably. But, we’re going to try and be as cautious and as disciplined as we can in the near term in order to ensure that we strike the right balance.

I would, with respect to, the share authorization, I think it’s a pretty simple answer. As you know, we split the stock in January. Ultimately, that took us to 123 million shares roughly outstanding. We only had 130 million authorized. As you know, we do have use of those shares for equity awards, moreover, in order to get to a level where we wouldn’t have to come back to you quite so frequently, that we could accommodate another split, for which I fondly hope, but we’re going to have to have some more appreciation in the stock price. We wanted to be sure that we had the shares reserved in order to accommodate that while at the same time meeting the needs that we have for equity in terms of the incentive plans.

Does anybody have any other questions?  Thank you, very much.

Is the Inspector ready to report the results on the balloting?

Joseph Jennings:  I am Mr. Chairman. I report that each of the seven nominees listed in the Proxy statement received a plurality of the votes cast. That on the resolution ratifying the appointment of auditors, 100,781,878 votes were cast for. 321,655 votes were cast against — 516,128 votes abstained. Thus the proposal has received the majority of the votes cast on the proposal.

That on the resolution concerning the Mercantile Bankshares Corporation Annual Cash Incentive Plan, 95,287,714 votes were cast for, 4,650,427 votes were cast against and 1,771,513 votes abstained. Thus, the proposal has received the majority of the votes cast on the proposal.

That on the resolution concerning the amendment to the Corporation’s charter to increase the authorized shares of the Corporation’s common stock from 130 million to 200 million, 96,916,760 votes were cast for. 4,058,854 votes were cast against and 734,043 votes abstained. Thus, the proposal has received two thirds of the votes entitled to be cast on the proposal.

End of report.

Ned Kelly: Then just to avoid any confusion and an understandable mistake given the size of these numbers I think with respect to the Corporation Annual Cash Incentive Plan there were 95 million votes cast?

Joseph Jennings: 95,287,714.

Ned Kelly: I declare that these seven nominees have been duly elected directors of the Corporation. I declare that all the other resolutions have been adopted. As there is no further business to come before the meeting a motion to adjourn is in order.

Unidentified Participant: I move that the meeting be adjourned.

Ned Kelly: Is there a second?

Unidentified Participant: Second.

Ned Kelly: All in favor please say ‘aye’.

Unidentified Speakers: Aye.

Ned Kelly: The meeting is adjourned. Thank you very much again for attending.